Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES PLAZA CENTERS CONSIDERS
DUAL LISTING ON THE WARSAW STOCK EXCHANGE

Tel-Aviv, Israel, August 6, 2007, Elbit Medical Imaging Ltd. (TASE, NASDAQ: EMITF) (“EMI” or the “Company”) announced today that its subsidiary, Plaza Centers N.V. (LSE : PLAZ) (“Plaza”), a leading Central and Eastern European (“CEE”) and in India emerging markets property developer, announced today that it is currently exploring the possibility of listing its shares on the Warsaw Stock Exchange (“WSE”), thereby achieving a dual listing in London (where it is listed on the Main Board of the London Stock Exchange) and Warsaw.

From 2000 to date, Plaza has built, managed and sold a total of seven shopping centres located across Poland.  In addition, it is preparing to commence construction on a further three shopping and entertainment centres located in Suwalki, Torun and Zgorzelec and continues to seek further investment opportunities in the country.

Through these activities, Plaza has built a strong reputation and profile in the CEE and its management has become aware of growing investor appetite, both in Poland and the wider CEE region, to invest in Plaza through a local Stock Exchange.

In response to this demand, the board of Plaza is currently considering the benefits to all existing and potential shareholders of a dual listing on the WSE.  If the final decision on the dual listing is made, the admission to trading on the WSE will be sought on the basis of the prospectus that Plaza intends to submit to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten (the ‘‘AFM’’) for a formal approval.

The Company will update in due course as appropriate.

Mr. Shimon Yizhaki, President, commented: “In order to allow institutional investors in Poland and Central and Eastern Europe to invest in Plaza Centers’s share, the company is considering dual listing on the WSE, which has been extremely active over the past years, with increasing levels of investment and attracting major inventors in the capital market.”

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com